North Country Investment Advisers, Inc.

250 Glen Street

P.O. Box 2161

Glens Falls, NY 12801

(518) 745-1000

February 29, 2024

Mr. Keith McAfee 27 Hyde Court

Queensbury, NY 12804

Dear Keith,

On February 28, 2024, the Board of Directors of North Country Investment Advisers approved a resolution granting a 5 basis point, or 0.05%, voluntary waiver of the investment management fee paid by the North Country Large Cap Equity Fund for a period of one year commencing April 1, 2024.

Consequently, for the period of April 1, 2024, to March 31, 2025, the investment management fee charged by North Country Investment Advisers for managing the North Country Large Cap Equity Fund will be reduced from 0.75% to 0.70%.

Sincerely,

/s/ Michael G. Mihaly

Michael G. Mihaly, AFIM

President & Investment Officer

North Country Investment Advisers, Inc.

518-415-4540